812 SAN ANTONIO ST. SUITE 600 AUSTIN, TEXAS 78701 TEL 512 • 583 • 5900 FAX 512 • 583 • 5940

GEOFFREY S. KAY DIRECT DIAL: 512 • 583 • 5909 EMAIL: gkay@fkhpartners.com

April 29, 2013

Via Federal Express

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-4561

Re:	First NBC Bank Holding Company
Registration Statement on Form S-1
File No. 333-187787
Filed April 8, 2013

Dear Mr. Windsor:

On behalf of First NBC Bank Holding Company (“Company”), enclosed please find a copy of Pre-Effective Amendment No. 1 (“Amendment”) to the above-referenced Registration Statement (“Registration Statement”), as filed with the Securities and Exchange Commission (“Commission”) on the date hereof, marked to show changes from the Registration Statement that was filed with the Commission on April 8, 2013.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (“Staff”) set forth in the Staff’s letter of April 22, 2013 (“Comment Letter”). The Amendment also includes other changes that are intended to update and clarify certain information, to render more complete the information contained therein and to provide certain preliminary selected financial information for the Company as of and for the three months ended March 31, 2013.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold, italicized print. The responses of the Company follow each reproduced comment.

Notes to Consolidated Financial Statements

Note 27. Fair Value of Financial Instruments, F-50

1.	Please consider disclosing the fair value information related to nonrecurring measurements in a tabular format in your next amendment similar to your disclosure of assets and liabilities measured at fair value on a recurring basis on page F-51.

The footnote disclosure has been revised to disclose the fair value information relate to nonrecurring measurements in a tabular format.

Securities and Exchange Commission

April 29, 2013

2.	While we note your narrative discussing the fair value category for your major asset and liabilities, please revise your next amendment to include the disclosure requirements of ASC 820-10-50-2E for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. Please specifically quantify the assets and liabilities included in each level of the fair value hierarchy and consider providing in a tabular format as an extension of the table on page F-53.

The footnote disclosure has been revised to include the requested information in a tabular format.

We trust that the information contained in this letter, and as reflected in the Amendment, are responsive to the Staff’s questions. Please do not hesitate to contact us if you have any further questions or comments regarding this matter or if we may be further assistance.

Yours truly,

/s/ Geoffrey S. Kay

cc:	Jessica Livingston
David Irving
John Nolan
Ashton J. Ryan, Jr.
Mitchell S. Eitel